UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from                    to

Commission file number 1-10033

A.	Full title of the plan: Wellman, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wellman, Inc.

1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

Audited Financial Statements and Supplemental Schedule

Wellman, Inc. Retirement Plan
Years Ended December 31, 2004 and 2003

Wellman, Inc. Retirement Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Wellman, Inc.

We have audited the accompanying statements of net assets available for benefits of Wellman, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2005

Wellman, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments	$141,214,062	$136,583,299
Employer contributions receivable	2,742,343	3,339,612
Accrued income receivable	197,582	170,582

Net assets available for benefits	$144,153,987	$140,093,493

See accompanying notes.

Wellman, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003

Additions
Participant contributions	$2,843,692	$3,154,987
Employer contributions	2,742,343	3,965,474

Net investment income:
Interest and dividends	5,299,310	3,849,120
Net appreciation in fair value of investments	7,183,171	14,892,161

Net investment income	12,482,481	18,741,281

Total additions	18,068,516	25,861,742

Deductions
Distributions to participants	13,996,334	12,880,574
Administrative expenses	11,688	12,295

Total deductions	14,008,022	12,892,869

Increase in net assets available for benefits	4,060,494	12,968,873
Net assets available for benefits at beginning of year	140,093,493	127,124,620

Net assets available for benefits at end of year	$144,153,987	$140,093,493

See accompanying notes.

Wellman, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Wellman, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic non-bargaining employees of Wellman, Inc. and its subsidiaries (the “Company”) who are age twenty-one or older and who have at least three months of service to be eligible to make employee contributions, and who have at least one year of service to be eligible to receive Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan includes 401(k), money purchase plan (the “Pension”) and discretionary performance provisions. The Pension component is totally funded by Company contributions. For the 2004 and 2003 plan years, the Company’s Pension contribution was 6% of each participant’s eligible compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base but less than the statutory defined contribution plan compensation limits. The Plan has met the minimum funding standards of ERISA and the permitted disparity provisions of the Internal Revenue Code (the “Code”).

The Company also sponsors an Employee Stock Ownership Plan (the “ESOP”) to which eligible employees may contribute up to 2% of eligible compensation. For the 2004 and 2003 plan years, Participants could contribute to their 401(k) accounts (as maintained under both the Plan and the ESOP) 1% to 17% and 1% to 12%, respectively, on a before-tax or after-tax basis of their compensation through payroll deductions up to the maximum amount per calendar year defined by the Code.

In the event a participant elected to contribute to the Plan on a before-tax basis, the Company contributed $.50 for each $1.00 of the participant’s contribution on the first 4% and $1.00 for each $1.00 of the participant’s contribution up to the next 1%, of the participant’s eligible compensation by pay period through September 1, 2003. On September 1, 2003 matching contributions to the Plan were suspended. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The performance plan provision of the Plan is funded by Company contributions at the discretion of the Company. The Company may contribute that amount for a given plan year as designated by the Company’s Board of Directors. No performance contribution was made in 2004 or 2003.

The annual additions to a participant’s accounts under the Plan and the ESOP are limited by the Code to the lesser of $41,000 or 100% of the participant’s gross compensation. The Plan and the ESOP further limit annual additions.

Vesting

A participant’s Pension account is 100% vested upon completion of five years of vesting service with the Company. A participant’s 401(k) account attributable to before-tax and after-tax contributions by the participant and matching contributions is immediately 100% vested. The portion of the participant’s 401(k) account, if any, attributable to the Company’s discretionary performance contributions is 100% vested after three years of service. A participant is also automatically 100% vested in all accounts under the Plan at age 65 or upon death or disability while employed by the Company.

Participant Accounts

Each participant’s account is credited with the Company’s contributions, the participant’s contributions, and Plan earnings based on the participant’s investment fund choices and the performance of those funds. Such earnings are net of any management fees charged to fund shareholders by the investment funds. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions or to pay certain plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures were $83,547 and $254,616 for the years ended December 31, 2004 and 2003, respectively.

Participant Loans

Effective January 1, 2002, the Plan was amended to allow participant loans. Participants may borrow from the Plan a minimum initial loan amount of $1,000 and a maximum loan amount equal to the lesser of 50% of their vested balance (excluding pension accounts) or $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate based upon National City Bank’s prime rate.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement at or after age 65 or, if earlier, death, disability, or termination, the vested balance in the participant’s account is paid to the participant or the participant’s beneficiaries in the form of either a lump-sum distribution, substantially equal annual installments, or a nontransferable annuity contract.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Investment contracts held by the Plan are recorded at their contract values, which approximate fair value, and represent contributions and reinvested income, less any withdrawals plus accrued interest because these investments have fully benefit-responsive features.

Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

Administrative Expenses

The Company has paid all trustee and record keeping administrative expenses of the Plan; however, the plan was amended in 2004 so that forfeitures can be used to pay certain plan expenses; however, certain brokerage commissions and fees associated with participant loans and in-service withdrawals are paid by the participant. Also, the Plan’s investment funds charge management fees to all shareholders of the respective funds, including those Plan participants who are invested in such funds through the Plan.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value by $7,183,171 and $14,892,161, respectively, as follows:

	Years Ended December 31
	2004	2003

Investments at fair value as determined by quoted market price:
Shares of registered investment companies	$6,799,832	$17,057,645
Common Stock	383,339	(2,165,484)

	$7,183,171	$14,892,161

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003

Vanguard Institutional Index Fund	$26,487,538	$26,933,320
ABN AMRO Income Plus Fund (formerly LaSalle Income Plus Fund)	32,934,972	24,778,495
Wellman, Inc. Common Stock	7,460,227	7,767,461
Growth Fund of America	23,997,344	24,272,791
MFS Total Return Fund	18,084,060	17,769,427

Participants that invest in the ABN AMRO Income Plus Fund are making an investment that has its yield determined based on the yield of this fund and the yield of the following investments contracts held by the trust with a value of $7,726,128 and $15,570,014 as of December 31, 2004 and 2003, respectively. Therefore the aggregate value of the combined investment was $40,661,100 and $40,348,509 at December 31, 2004 and 2003, respectively.

		December 31
		2004	2003

Allstate Insurance Co.	Matured 08/16/2004	—	7.17%
John Hancock Ins. Co.	Matured 10/15/2004	—	7.29%
John Hancock Ins. Co.	Matures 03/06/2006	5.77%	5.77%
Mass Mutual Life Ins. Co.	Matures 07/14/2006	5.67%	5.67%
Monumental Life	Matured 12/20/2004	—	7.25%
Pacific Life Ins. Co.	Matures 10/17/2005	5.51%	5.51%
Principal Life Ins. Co.	Matures 04/15/2006	5.62%	5.62%
Travelers Group	Matured 01/15/2004	—	5.64%

Wellman, Inc. Retirement Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Certain investments held by the Plan represent party-in-interest transactions with the trustee. National City Bank is trustee of the Plan and two mutual funds affiliated with National City Bank are investment choices in the Plan. These are the Armada Small Cap Value I Fund and the Armada Government Mortgage Fund I. The Plan offers Wellman, Inc. common stock as an investment option for participants. All transactions of Wellman, Inc. common stock bought or sold pursuant to Plan are effected on the open market by the trustee.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002

Schedule H Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

	Shares of Registered Investment Companies:
	Vanguard Institutional Index Fund	239,252 units	$26,487,538
	PIMCO Total Return Fund	289,646 units	3,090,518
	MFS Total Return Fund	1,130,254 units	18,084,060
	AIM Basic Value Fund	87,638 units	2,841,217
	Growth Fund of America	876,455 units	23,997,344
	Armada Small Cap Value Fund	234,383 units	5,177,510
	Armada U.S. Gov’t Income Fund	104,784 units	980,779
	ING International Value Fund	262,988 units	4,641,735
	Wells Fargo Advisor Small Cap Value Fund	207,528 units	6,101,335
	ABN AMRO Income Plus Fund	32,934,972 units	32,934,972

			124,337,008

	*Wellman, Inc.	697,745 shares of Common Stock	7,460,227

	*Loans to Participants	Interest rates from 6.00% to 7.00%	1,690,699

	Guaranteed Investment Contracts:
	John Hancock Ins. Co.	Matures 03/06/2006; 5.77% per annum	1,571,262
	Mass Mutual Life Ins. Co.	Matures 07/14/2006; 5.67% per annum	2,052,204
	Pacific Life Ins. Co.	Matures 10/17/2005; 5.51% per annum	2,022,916
	Principal Life Ins. Co.	Matures 04/15/2006; 5.62% per annum	2,079,746

			7,726,128

	Total		$141,214,062

*Indicates party-in-interest to the Plan.

Note: Column (d) is not presented as all investments are participant directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN
By:	WELLMAN, INC. EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Keith R. Phillips

Name: Keith R. Phillips
Title: Member

Date: June 28, 2005